Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2025

      FR XIII PETROSHALE HOLDINGS L.P.

By: FR XIII PetroShale Holdings GP, LLC, its general partner
By: FR XIII Charlie AIV, L.P., its managing member
First Reserve GP XIII, L.P., its general partner
First Reserve GP XIII Limited, its general partner

/s/ Erica H. Radcliffe
Erica H. Radcliffe
General Counsel & Chief Compliance Officer

FR XIII PETROSHALE HOLDINGS GP, LLC

By: FR XIII Charlie AIV, L.P., its managing member
By: First Reserve GP XIII, L.P., its general partner
By: First Reserve GP XIII Limited, its general partner

By: /s/ Erica H. Radcliffe
Name: Erica H. Radcliffe
Title: General Counsel & Chief Compliance Officer

FR XIII CHARLIE AIV, L.P.

By: First Reserve GP XIII, L.P., its general partner
By: First Reserve GP XIII Limited, its general partner

By: /s/ Erica H. Radcliffe
Name: Erica H. Radcliffe
Title: General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII, L.P.

By: First Reserve GP XIII Limited, its general partner

By: /s/ Erica H. Radcliffe
Name: Erica H. Radcliffe
Title: General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII LIMITED

By: /s/ Erica H. Radcliffe
Name: Erica H. Radcliffe
Title: General Counsel & Chief Compliance Officer